SECURITI 06002721 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cato Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

31 Woodland Street 11-C
(No. and Street)

Hartford	CT	06105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Z Fischer (561) 483-6335
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED
FEB 27 2006
WASH, D.C. 185

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

4/18/06

OATH OR AFFIRMATION

I, **Harold Lindenthal**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Cato Capital, LLC**, as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Harold Lindenthal
Signature

Known personally to me

President
Title

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Karen Z. Fischer 1/24/06
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 9

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 10

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 11-12

S&Co.
SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Harold Lindenthal, President
Cato Capital, LLC
31 Woodland Street, 11-C
Hartford, CT 06105

We have audited the accompanying statement of financial condition of Cato Capital, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cato Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 20, 2006

ASSETS

Cash	$	16,580
Prepaid expenses		250
Total assets	$	16,830

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	651
Members' equity		
Members' equity		20,380
Accumulated deficit		(4,201)
Total members' equity		16,179
Total liabilities and members' equity	$	16,830

See accompanying notes to financial statements.

CATO CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Fee income	$ 125,000
Total revenues	125,000
Expenses:	
Commissions to agents/representatives	115,000
Regulatory fees and expenses	1,325
Professional fees	11,329
Office expenses	1,145
Travel and entertainment	301
Telephone and internet	101
Total expenses	129,201
Net loss	$ (4,201)

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Members' Equity	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2004	$ -	$ -	$ -
Contributions	20,380	-	20,380
Net loss for the year ended December 31, 2005	-	(4,201)	(4,201)
Balance, December 31, 2005	$ 20,380	$ (4,201)	$ 16,179

See accompanying notes to financial statements.

Cash flows from operating activities:		
Net loss	$	(4,201)
Changes in assets and liabilities:		
(Increase) decrease in:		
Deposit with clearing organization		(250)
Increase (decrease) in:		
Accounts payable and accrued expenses		651
Net cash used in operating activities		(3,800)
Cash flows from financing activities:		
Sale of common stock		20,380
Net cash provided by financing activities		20,380
Net increase in cash		16,580
Cash, beginning of year		-
Cash, end of year	$	16,580
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Cato Capital, LLC (the "Company") was incorporated on June 30, 2004, in the state of Connecticut and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2005.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

During 2005 the Company earned 100% of its revenue from one customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2005.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $15,929, which was $10,929, in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 12 1/2% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .04 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 4 – MEMBERS' EQUITY

During the year ended December 31, 2005, the Company received contributions from its members totaling $20,380.

SUPPLEMENTARY INFORMATION

CATO CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital computation:

Total Stockholder's Equity	$	16,179
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		250
Total non-allowable assets		250
Net capital before haircuts on securities positions		15,929
Haircuts on securities		-
Net capital		15,929
Required minimum capital		5,000
Excess net capital	$	10,929

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	651
Total aggregate indebtedness	$	651
Ratio of aggregate indebtedness to net capital		.04 to 1

Reconciliation:

Net capital, per unaudited December 31, 2005 FOCUS report, as filed	$	10,929
Net audit adjustments		-
Net capital, per December 31, 2005 audited report, as filed	$	10,929

Cato Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) ie., limited business (investment banking).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

S&O.
SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Harold Lindenthal, President
Cato Capital, LLC
Parkland, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Cato Capital, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharf & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 20, 2006